UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2010

Commission File Number: 001-34477

AUTOCHINA INTERNATIONAL LIMITED

(Translation of registrant’s name into English)

No. 322, Zhongshan East Road
Shijiazhuang, Hebei
People’s Republic of China

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

Other Information

Attached hereto as Exhibit 99.1 is a Notice of Annual General Meeting of Shareholders and Proxy Statement of AutoChina International Limited, (the “Company”) relating to the Company’s 2010 Annual General Meeting.

Where to Find Additional Information

The Company is a foreign private issuer. As such, the proxy statement is not subject to review and comment by the Securities and Exchange Commission (the “SEC”).

Shareholders are urged to carefully read the proxy statement, because it contains important information about the Company and 2010 Annual General Meeting of Shareholders. Copies of the proxy statement and other documents filed by the Company will be available at the website maintained by the SEC at www.sec.gov. Copies of such filings can also be obtained, without charge, by directing a request to AutoChina International Limited, No. 322 Zhongshan East Road, Shijiazhuang, Hebei Province, 050011, People’s Republic of China.

Participants in the Solicitation

The Company and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of the Company in connection with the 2010 Annual General Meeting of Shareholders. Information regarding certain directors and executive officers of the Company is available in the Company’s documents filed with the SEC. Other information regarding the participants in the proxy solicitation and descriptions of their direct and indirect interests, by security holdings or otherwise, are set forth in the proxy statement filed herewith.

Exhibits

Exhibit No.	Description
99.1	Final Proxy Statement

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: May 26, 2010

AUTOCHINA INTERNATIONAL LIMITED

By:	/s/ Yong Hui Li
Name:	Yong Hui Li
Title:	Chief Executive Officer and President

EXHIBIT INDEX

Exhibit No.	Description
99.1	Final Proxy Statement

AUTOCHINA INTERNATIONAL LIMITED

No. 322, Zhongshan East Road
Shijiazhuang, Hebei
People’s Republic of China

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To be held June 18, 2009

To the Shareholders of
AutoChina International Limited

Notice is hereby given that the Annual Meeting of the Shareholders of AutoChina International Limited (the “Company”) will be held on June 28, 2010 at 10:00 a.m. local time at the offices of the Company, No. 322, Zhongshan East Road, Shijiazhuang, Hebei, People’s Republic of China.  The meeting is called for the following purpose:

1.	To elect a board of five directors;

2.	To ratify the appointment of PricewaterhouseCoopers Zhong Tian CPAs as the independent auditors of the Company for the fiscal year ending December 31, 2010; and

3.	To consider and take action upon such other matters as may properly come before the meeting or any adjournment or adjournments thereof.

The close of business on May 17, 2010 has been fixed as the record date for the purpose of determining the shareholders entitled to notice of, and to vote at, the meeting.  The stock transfer books of the Company will not be closed.  A list of the shareholders entitled to vote at the meeting may be examined at the Company’s offices during the 10-day period preceding the meeting.

All shareholders are cordially invited to attend the meeting.  Whether or not you expect to attend, you are respectfully requested by the Board of Directors to sign, date and return the enclosed proxy card promptly.  Shareholders who appoint proxies retain the right to revoke them at any time prior to the voting thereof.  A return envelope which requires no postage if mailed in the United States is enclosed for your convenience.  You may obtain directions to the meeting by calling our offices at +86-311-83821688.  This Proxy Statement, a form of proxy card and our most recent Annual Report are available online at the following internet address: http://www.ir-site.com/autochinaintl/proxy.asp.

By Order of the Board of Directors,

Yong Hiu Li
Chairman and Chief Executive Officer

Dated: May 26, 2010

AUTOCHINA INTERNATIONAL LIMITED

TABLE OF CONTENTS

Proxy Statement	1

Election of Directors (Proposal No. 1)	3

The Board and Board Committees	6

Director Compensation	10

Executive Officers	11

Executive Compensation Discussion and Analysis	12

Securities Ownership	19

Certain Relationships and Related Transactions	21

Report of the Audit Committee	27

Ratification of Selected Independent Auditor (Proposal No. 2)	29

Other Matters	31

Shareholder Proposals	31

AUTOCHINA INTERNATIONAL LIMITED
No. 322, Zhongshan East Road
Shijiazhuang, Hebei
People’s Republic of China

PROXY STATEMENT

ANNUAL MEETING OF SHAREHOLDERS

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors of AutoChina International Limited (the “Company,” “AutoChina,” “we,” “us,” or “our”) for the Annual Meeting of Shareholders to be held at the offices of the Company, No. 322, Zhongshan East Road, Shijiazhuang, Hebei, People’s Republic of China, on June 28, 2010, at 10:00 a.m. local time and for any adjournment or adjournments thereof, for the purposes set forth in the accompanying Notice of Annual Meeting of Shareholders. Any shareholder appointing such a proxy has the power to revoke it at any time before it is voted. Written notice of such revocation should be forwarded directly to the secretary of the Company at the above stated address.

If the enclosed proxy is properly executed and returned, the shares represented thereby will be voted in accordance with the directions thereon and otherwise in accordance with the judgment of the persons designated as proxies. Any proxy card on which no instruction is specified will be voted in favor of the actions described in this Proxy Statement and for the election of the nominees set forth under the caption “Election of Directors.”

The date on which this Proxy Statement and the accompanying form of proxy card will first be mailed or given to the Company’s shareholders is on or about May 27, 2010.

Your vote is important. Accordingly, you are urged to sign and return the accompanying proxy card whether or not you plan to attend the meeting. If you do attend the meeting and are a record holder, you may vote by ballot at the meeting and your proxy will be deemed to be revoked. If you hold your shares in street name and wish to vote your shares at the meeting, you should contact your broker about getting a proxy appointing you to vote your shares.

VOTING SECURITIES

Only holders of ordinary shares, $.001 par value per share (the “Shares”), of record at the close of business on May 17, 2010 are entitled to vote at the meeting. On the record date, the Company had issued and outstanding 19,679,866 Shares entitled to vote. For purposes of voting at the meeting, each Share is entitled to one vote upon all matters to be acted upon at the meeting. No less than one-third in nominal value of the outstanding Shares represented at the meeting in person or by proxy shall constitute a quorum throughout the meeting. The affirmative vote of a simple majority of the votes cast in person or by proxy at the Annual Meeting and entitled to vote on the election of directors is required for the election of our directors and to ratify the appointment of PricewaterhouseCoopers Zhong Tian CPAs, independent certified public accountants, as our independent auditors.

Only Shares that are voted are taken into account in determining the proportion of votes cast for the election of directors.  Any Shares not voted (whether by abstention, broker non-vote or otherwise) will therefore only impact the election of directors to the extent that the failure to vote for any individual may result in another individual’s receiving a larger proportion of votes cast. Similarly, any Shares not voted (whether by abstention, broker non-vote or otherwise) will only impact the percentage of votes cast for or against the ratification of the appointment of PricewaterhouseCoopers Zhong Tian CPAs. Except for determining the presence or absence of a quorum for the transaction of business, broker non-votes are not counted for any purpose in determining whether a matter has been approved.

VOTING

If you are a shareholder of record, you may vote in person at the annual meeting. We will give you a ballot sheet when you arrive. If you do not wish to vote in person or you will not be attending the annual meeting, you may vote by proxy. If you have received a printed copy of these proxy materials by mail, you may vote by proxy using the enclosed proxy card. To vote by proxy using the enclosed proxy card (only if you have received a printed copy of these proxy materials by mail), complete, sign and date your proxy card and return it promptly in the envelope provided.

If you intend to vote by proxy, your vote must be received by the Company by 12:00 noon Eastern Time on June 27, 2010 to be counted.

If you are not a shareholder of record, please follow the directions provided to you by your bank or broker. If you wish to vote in person at the meeting, please contact your bank or broker for the procedures necessary to allow you to vote your shares in person.

ELECTION OF DIRECTORS

PROPOSAL NO. 1

The Board of Directors has nominated the current five directors for re-election as directors to serve until the next Annual Meeting of Shareholders or until their successors are elected and become qualified. It is intended that the proxy appointed by the accompanying proxy card will vote for the election, as directors, of the five persons named below, unless the proxy card contains contrary instructions.

The Company has no reason to believe that any of the nominees will not be a candidate or will be unable to serve as director. However, in the event that any of the nominees should become unable or unwilling to serve as a director, the persons named in the proxy have advised that they will vote for the election of such person or persons as shall be designated by the directors, unless the proxy card contains contrary instructions.

The following pages set forth the names, ages and director start dates of the five nominees for re-election as directors, their respective principal occupations and brief employment history of the past five years, including the names of other publicly-held companies of which each serves or has served as a director during the past five years.

Yong Hui Li, 48, has served as the Company’s Chairman and Chief Executive Officer and as a member of the Company’s Board of Directors since April 9, 2009. Mr. Li is the founder, Chairman and Chief Executive Officer of AutoChina Group Inc. (“ACG”), a wholly owned subsidiary of the Company, and Kaiyuan Real Estate Development Co., Ltd. which was previously the second largest shareholder of Shijiazhuang International Building, a construction company traded on the Shenzhen Stock Exchange under the ticker symbol CN: 000600. From February 2001 to May 2006, Mr. Li helped oversee Kaiyuan Real Estate Development Co., Ltd’s development of the largest steel-framed construction project in Hebei Province, consisting of residential complexes, office towers and an upscale shopping mall, which covered over one million square feet. In 1994, Mr. Li founded Shijiazhuang Hi-tech Zone Kaiyuan Auto Trade Co., which was a pioneer in the commercial vehicle leasing business in Hebei Province. He graduated from Tianjin University in June 1985 with a bachelor degree in Optical Physics. Mr. Li is nominated to serve as a member of the Company’s Board of Directors by the AutoChina Shareholders’ Representative pursuant to the Share Exchange Agreement, described further in the section entitled “Security Ownership.” As our founder and CEO, we believe that Mr. Li’s extensive experience in the commercial vehicle and automotive industry provides him with significant insights into our business which make him qualified to be the Chairman of our Board of Directors.

Hui Kai Yan, 45, has served as the Company’s Secretary and as a member of the Company’s Board of Directors since April 9, 2009. Mr. Yan has been Senior Vice-President of ACG and Kaiyuan Real Estate Development Corp. since August 1997. He is responsible for Finance, Administration and Human Resources at each company. Prior to joining Kaiyuan, from April 1994 to July 1997, Mr. Yan was a member of the Economic and Trade Commission of Hebei provincial government and was responsible for guiding state-owned enterprises through restructuring process and modernization. From March 1989 to April 1994, he was at the Economic Commission of Shijiazhuang city government (Shijiazhuang is the capital of Hebei province). Mr. Yan is certified as a Senior Economist by Hebei provincial government. He graduated from Hebei University of Technology in June 1985 with a bachelor degree in Management Science. Mr. Yan is nominated to serve as a member of the Company’s Board of Directors by the AutoChina Shareholders’ Representative pursuant to the Share Exchange Agreement, described further in the section entitled “Security Ownership.” Mr. Yan’s extensive experience in finance and administration and long history of working with ACG provides him with significant insights into our business which are needed by our Board of Directors.

James Cheng-Jee Sha, 58, has served as a member of the Company’s Board of Directors since its inception. Mr. Sha served as Chairman of The Company’s Board of Directors and Chief Executive Officer from its inception to April 9, 2009. Mr. Sha founded and has been a partner of Spring Creek Investments since December 1999. Spring Creek Investments is a private investment firm specializing in principal investments and business consultations with internet and infrastructure companies. Mr. Sha also has served as the Chief Executive Officer of Optoplex Corporation, a communication networks company, since December 2002. From September 2005 to February 2007, Mr. Sha served as Chief Executive Officer of AppStream, a software application virtualization company. From February 1999 to September 1999, Mr. Sha served as the Chief Executive Officer for Sina.com (NASDAQ: SINA), a global Chinese on-line media company and value added information service provider. From July 1996 to August 1998, Mr. Sha served as the Chief Executive Officer of Actra Business Systems, a joint venture between Netscape Communications Corporation and GE Information Services (GEIS), providing next-generation internet commerce application solutions for both business-to-consumer and business-to-business commerce markets. From August 1994 to August 1998, Mr. Sha served as Senior Vice President and General Manager of Netscape Communications Corporation, a computer services company until its merger with AOL. From May 1990 to August 1994, Mr. Sha was a Vice President at Oracle Corporation (NASDAQ:ORCL), a database management and development systems software company. From June 1986 to May 1990, Mr. Sha was a Vice President at Wyse Technology, Inc., a hardware, software and services computing company. Mr. Sha currently serves as a member of the Board of Directors of Tom.com (HK: 8282), a wireless internet company in the PRC providing value-added multimedia products and services. Mr. Sha also serves as a trustee of the University of California at Berkeley Foundation and is a Board member of the Berkeley Chinese Alumni International Association. Mr. Sha graduated from National Taiwan University with a BS in Electrical Engineering, the University of California at Berkeley with an MS in EECS and from Santa Clara University with an MBA. Mr. Sha is nominated to serve as a member of the Company’s Board of Directors by the SCAC Shareholders’ Representative pursuant to the Share Exchange Agreement, described further in the section entitled “Security Ownership.” We believe that Mr. Sha’s extensive experience in senior management, finance, and with businesses operating in China, as well as his significant history of working with growth companies, provides him with a unique and valuable perspective from which he helps advise the Board of Directors.

Diana Chia-Huei Liu, 44, has served as a member of the Company’s Board of Directors since its inception. Ms. Liu served as President of the Company from its inception to April 9, 2009. Ms. Liu has served as the President and Managing Director of Cansbridge Capital, a private investment firm specializing in early stage investments along the west coast of North America (namely U.S. and Canada) and Asia, since August 1998. Prior to Cansbridge, Ms. Liu served as the Executive Vice-President at Polaris Securities Group (TW: 6011), an investment firm in Taiwan, where she founded and managed its North American operations from April 1994 to August 1998. From August 1991 to April 1994, Ms. Liu was an account portfolio manager in global private banking at the Royal Bank of Canada (NYSE:RY), a full-service banking firm. From October 1988 to August 1991, Ms. Liu served as the regional sales manager for the province of British Columbia, Canada, at CIBC Securities, a subsidiary of CIBC (NYSE:CM), a full- service banking firm, where she founded and managed the mutual funds promotion division. Ms. Liu has served since June 2006 as a member of the Executive Committee and the Chair of the Investment Committee at the Asia Pacific Foundation, a Canadian federal government created think tank and policy advisory board where she works closely with the co-CEOs on operational issues and investment of its endowment funds. In addition, Ms. Liu is currently a member of the Executive Committee and chair of the Compensation Committee of the Asia Pacific Foundation of Canada. Ms. Liu previously served as a director of the Vancouver Goh Ballet Society and BaySpec, Inc., a supplier of optical components. Ms. Liu graduated with a BA in economics from the University of British Columbia in Canada. Ms. Liu is nominated to serve as a member of the Company’s Board of Directors by the SCAC Shareholders’ Representative pursuant to the Share Exchange Agreement, described further in the section entitled “Security Ownership.” We believe that Ms. Liu’s extensive experience in finance and investing in growth companies provides her with a unique and valuable perspective from which she helps advise the Board of Directors.

Thomas Luen-Hung Lau, 56, has served as a member of the Company’s Board of Directors since April 9, 2009. He is the Managing Director and Executive Director of Lifestyle International Holdings Limited (HK: 1212), a company listed on The Stock Exchange of Hong Kong Limited (the “HK Stock Exchange”) involved in department store business in Hong Kong and China. From 1985 to 2006, Mr. Lau was the Chairman of Chinese Estates Holdings Limited (HK: 127) and Chi Cheung Investment Company Limited (HK: 112), both companies listed on the HK Stock Exchange. Mr. Lau was the co-founder of Gemstar-TV Guide International, Inc in the U.S.A. Mr. Lau obtained a Bachelor of Arts Degree from the University of Toronto and a Master Degree of Business Administration from the University of Windsor. Mr. Lau is nominated to serve as a member of the Company’s Board of Directors by the AutoChina Shareholders’ Representative and the SCAC Shareholders’ Representative jointly pursuant to the Share Exchange Agreement, described further in the section entitled “Security Ownership.” We believe Mr. Lau’s extensive experience managing and operating large publicly traded companies in China provides him with a unique and valuable perspective from which he helps advise the Board of Directors.

Involvement in Certain Legal Proceedings

To the best of our knowledge, there have been no events under any bankruptcy act, criminal proceedings, judgments, injunctions, orders or decrees material to the evaluation of the ability and integrity of any director, executive officer, promoter or control person of the Company during the past ten years.

THE BOARD OF DIRECTORS RECOMMENDS VOTING “FOR” THE ELECTION OF EACH OF THE ABOVE NOMINEES.

THE BOARD AND BOARD COMMITTEES

During the year ended December 31, 2009, the Board of Directors met 3 times and took action by written consent on 9 occasions. All of the directors attended 75% or more of the aggregate of meetings of the board of directors and meetings of any committee which such director is a member. Each director is expected to participate, either in person or via teleconference, in meetings of our Board of Directors and meetings of committees of our Board of Directors in which each director is a member, and to spend the time necessary to properly discharge such director’s respective duties and responsibilities. We do not have a written policy with regard to directors’ attendance at annual meetings of shareholders; however, all directors are encouraged to attend the annual meeting. The Board of Directors has determined that Thomas Lau, James Sha and Diana Liu are each an independent director as defined in Rule 5605(a)(2) of the Listing Rules of the NASDAQ Stock Market LLC (the “Listing Rules”).
Committee Membership
	Audit Committee	Governance and Nominating Committee	Compensation Committee
James Sha	C	M	M
Diana Liu	M	M	C
Thomas Lau	M	C	M

C	Committee Chair

M	Committee Member

Audit Committee.  The Company has a separate-designed standing audit committee which was established in accordance with section 3(a)(58)(A) of the Securities Exchange Act of 1934 in May 2009. The audit committee, consisting of Messrs. Sha and Lau and Ms. Liu, oversees the Company’s financial reporting process on behalf of the board of directors. The audit committee operates under a written charter, which is available on our website at http://www.autochinaintl.com. During the year ended December 31, 2009, the audit committee met 3 times and took action by written consent on 0 occasions. The committee’s responsibilities include the following functions:

•	appoint and replace the independent auditors to conduct the annual audit of our books and records;

•	review the proposed scope and results of the audit;

•	review and pre-approve the independent auditors’ audit and non-audited services rendered;

•	approve the audit fees to be paid;

•	review accounting and financial controls with the independent auditors and our internal auditors and financial and accounting staff;

•	review and approve related party transactions;

•	meeting separately and periodically with management and our internal auditor and independent auditors.

Our board of directors has determined that Mr. Sha, the Chair of the Audit Committee, is an “audit committee financial expert” as defined by the SEC’s rules.

Governance and Nominating Committee.

The governance and nominating committee, established in May 2009, consists of Messrs. Sha and Lau and Ms. Liu, and is responsible for identifying potential candidates to serve on our board and its committees. The nominating and corporate governance committee operates under a written charter, which is available on our website at http://www.autochinaintl.com. During the year ended December 31, 2009, the governance and nominating committee met 3 times and took action by written consent on 0 occasions. The committee’s responsibilities include the following functions:

•	developing the criteria and qualifications for membership on the board;

•	recruiting, reviewing and nominating candidates for election to the board or to fill vacancies on the Board;

•	reviewing candidates for election to the board proposed by shareholders, and conducting appropriate inquiries into the background and qualifications of any such candidates;

•	establishing subcommittees for the purpose of evaluating special or unique matters;

•	monitoring and making recommendations regarding board committee functions, contributions and composition; and

•	evaluating, on an annual basis, the governance and nominating committee’s performance.

The governance and nominating committee will consider director candidates recommended by shareholders. Shareholders who wish to recommend to the governance and nominating committee a candidate for election to the board should send their letters to AutoChina International Limited, No. 322 Zhongshan East Road, Shijiazhuang, Hebei Province, 050011, People’s Republic of China, Attention: Governance and Nominating Committee. The corporate secretary will promptly forward all such letters to the members of the governance and nominating committee. Shareholders must follow certain procedures to recommend to the governance and nominating committee candidates for election as directors. In general, in order to provide sufficient time to enable the governance and nominating committee to evaluate candidates recommended by shareholders in connection with selecting candidates for nomination in connection with the Company’s annual meeting of shareholders, the corporate secretary must receive the shareholder’s recommendation no later than thirty (30) days after the end of the Company’s fiscal year. For a list of information required to be submitted with a recommendation, please contact the Company’s secretary at the address listed above.

In accordance with the Company’s Governance and Nominating Committee Charter, the governance and nominating committee will consider those factors it deems appropriate in evaluating director nominees made either by the Board or Shareholders, including but not limited to independence as defined in Rule 5605(a)(2) of the Listing Rules, professional reputation, ability to understand financial statements, relevant experience and expertise, knowledge of the Company and issues affecting the Company, moral and ethical character, and the ability to suggest business opportunities. Depending upon the current needs of the Board, certain factors may be weighed more or less heavily. In considering candidates for the Board, the directors evaluate the entirety of each candidate’s credentials and do not have any specific minimum qualifications that must be met. “Diversity,” as such, is not a criterion that the committee considers. The committee will consider candidates from any reasonable source, including current Board members, shareholders, professional search firms or other persons.

Pursuant to the Share Exchange Agreement and discussed in detail in the section entitled “Securities Ownership,” Yong Hui Li, our current Chairman, Chief Executive Officer and President, Honest Best, and ACG, among other parties, are obligated to use their best efforts to cause their affiliates to nominate the AutoChina Nominated Directors, SCAC Nominated Directors, and Independent Non-Executive Directors (each as defined in the Share Exchange Agreement).

Other than the director nominations suggested by the SCAC Shareholders’ Representative and the AutoChina Shareholders’ Representative, as further discussed in the section entitled “Securities Ownership,” the Company’s nominating committee did not receive a recommended director nominee from a shareholder that beneficially owned more than 5% of the Company’s ordinary shares for at least one year as of the date the recommendation was made, or from a group of shareholders that beneficially owned, in the aggregate, more than 5% of the Company’s ordinary shares.

Compensation Committee.  The compensation committee, established in May 2009, consists of Messrs. Sha and Lau and Ms. Liu and is responsible for making recommendations to the board concerning salaries and incentive compensation for our officers and employees and administers our stock option plans. The compensation committee operates under a written charter, which is available on our website at http://www.autochinaintl.com. During the year ended December 31, 2009, the compensation committee met 3 times and took action by written consent on 0 occasions. The committee’s responsibilities include the following functions:

•
at least annually review the Company’s corporate goals and objectives relevant to the executives’ compensation; evaluate the executives’ performance in light of such goals and objectives; and, either as a compensation committee or, together with the other independent directors (as directed by the board), determine and approve the executives’ compensation level based on this evaluation. In determining the long-term incentive component of the executives’ compensation, the compensation committee will consider the Company’s performance, the value of similar incentive awards to the executives at comparable companies, the awards given to the executives in past years and any relevant legal requirements and associated guidance of the applicable law;

•
at least annually review and make recommendations to the board with respect to non-executive officer and independent director compensation to assist the board in making the final determination as to non-executive officer and independent director compensation;

•
attempt to ensure that the Company’s compensation program is effective in attracting and retaining key employees, reinforce business strategies and objectives for enhanced shareholder value, and administer the compensation program in a fair and equitable manner consistent with established policies and guidelines;

•	administer the Company’s incentive-compensation plans and equity-based plans, insofar as provided therein;

•	make recommendations to the board regarding approval, disapproval, modification, or termination of existing or proposed employee benefit plans;

•
approve any stock option award or any other type of award as may be required for complying with any tax, securities, or other regulatory requirement, or otherwise determined to be appropriate or desirable by the compensation committee or board;

•	approve the policy for authorizing claims for expenses from the executives;

•	review and assess the adequacy of this charter annually; and

•
review and approve the compensation disclosure and analysis prepared by the Company’s management, as required to be included in the Company’s proxy statement or annual report on Form 20-F, or equivalent, filed with the SEC.

Board Leadership Structure and Role in Risk Oversight

The Board of Directors believes that Mr. Li’s service as both Chairman of the Board and Chief Executive Officer is in the best interest of the Company and its shareholders. Mr. Li possesses detailed and in-depth knowledge of the issues, opportunities and challenges facing the Company and its business and is thus best positioned to develop agendas that ensure that the Board’s time and attention are focused on the most critical matters. His combined role enables decisive leadership, ensures clear accountability, and enhances the Company’s ability to communicate its message and strategy clearly and consistently to the Company’s shareholders, employees, customers and suppliers.

The board has not designated a lead director. Given the limited number of directors comprising the board, the independent directors call and plan their executive sessions collaboratively and, between board meetings, communicate with management and one another directly. Given the circumstances, the directors believe that formalizing in a lead director functions in which they all participate might detract from rather than enhance performance of their responsibilities as directors.

The Board of Directors is responsible for the overall supervision of the Company’s risk oversight efforts as they relate to the key business risks facing the organization. Management identifies, assesses, and manages the risks most critical to the Company’s operations on a day-to-day basis. The Board’s role in risk oversight of the Company is consistent with the Company’s leadership structure, with senior management having responsibility for assessing and managing the Company’s risk exposure, and the Board and its Committees providing oversight as necessary in connection with those efforts.

Litigation

To the best of the Company’s knowledge, there have been no material proceedings to which any director or officer is a party adverse to the Company or any of its subsidiaries or has any material interest averse to the Company or any of its subsidiaries.

DIRECTOR COMPENSATION

Summary of Director Compensation

Prior to our acquisition of ACG in April 2009, none of our directors received any compensation for services rendered to us. All directors were reimbursed for all business-related expenses incurred while helping AutoChina to identify potential target businesses and perform due diligence on suitable business combinations prior to its acquisition of ACG.

Since September 2009, the Company’s compensation committee determined to pay $30,000 per annum to its independent directors. Otherwise no compensation was paid to non-employee directors except that directors are reimbursed for travel and other expenses directly related to activities as directors.

The following table provides compensation information for our non-employee directors for 2009.

Name	Fees Earned or Paid in Cash ($)	Option Awards(1) ($)	Stock Awards ($)	All Other Compensation ($)	Total Compensation ($)
James Cheng-Jee Sha	30,000	-	-	-	30,000
Diana Chia-Huei Liu	30,000	-	-	-	30,000
Thomas Luen-Hung Lau	30,000	-	-	-	30,000

(1)
The amounts reflect the amounts recognized in accordance with ASC 718, Compensation — Stock Compensation. Assumptions used in the calculation of these amounts are included in Note 17 to our audited financial statements for the year ended December 31, 2009 included in our annual report on Form 10-K for the year ended December 31, 2009.

EXECUTIVE OFFICERS

The following sets forth the names and ages of our current executive officers, their respective positions and offices, and their respective principal occupations or brief employment history.

Name	Age	Office
Yong Hui Li	48	Chairman, Chief Executive Officer, and President
Chen Lei	44	Senior Vice President
Jason Wang	34	Chief Financial Officer
Wei Xing	49	Chief Operating Officer
Hui Kai Yan	45	Secretary

Please refer to the section entitled “Election of Directors” for details regarding Yong Hui Li and Hui Kai Yan.

Chen Lei has served as the Company’s Senior Vice President since April 9, 2009. Mr. Lei has served as a Senior Vice President in charge of the finance department and investor relations services for ACG since September 2008. From January 1996 to September 2008, Mr. Lei served as a Senior Vice President in charge of the finance department and investor relations services for Hebei Kaiyuan Auto Trading Co., Ltd., a company affiliated with Yong Hui Li. Mr. Lei received a Bachelor of Economics degree from Hebei Finance and Economics University, China.

Jason Chia-Lun Wang has served as the Company’s Chief Financial Officer since July 2009. Prior to joining AutoChina, Mr. Wang held various positions with financial services firms and growth-oriented operating companies and as a result has gained over 10 years of experience in corporate finance, accounting, operations, and making investments. From December 2007 until joining the Company, Mr. Wang served as Director of Research and Analytics at Private Equity Management Group Inc. where he was responsible for analysis of prospective investments, credit and cash flow analysis, and valuations. From July 2005 until December 2007, Mr. Wang worked at QUALCOMM Inc., a developer and innovator of advanced wireless technologies, products and services, where his responsibilities included all phases of venture capital investing, from target company identification to portfolio management. From July 2004 until July 2005, Mr. Wang was an investment banking associate at Relational Advisors LLC, where he specialized in mergers and acquisitions and debt and equity fundraising. From March 2000 until July 2002, Mr. Wang was the Director of Corporate Development and Planning at 24/7 Real Media Inc., a global digital marketing company. Prior to that, Mr. Wang was an investment banking analyst in the Global Mergers and Acquisitions Group at Chase Securities Inc. Mr. Wang received his MBA from the UCLA Anderson School of Management in June 2004 and Bachelors degrees from both the Wharton School and the School of Engineering and Applied Science at the University of Pennsylvania in May 1998.

Wei Xing has served as the Company’s Chief Operating Officer since April 9, 2009. Mr. Xing has served as Chief Operating Officer of ACG since September 2008. From January 1996 to September 2008, Mr. Xing served as Chief Operating Officer for Hebei Kaiyuan Real Estate Development Co., Ltd., a company affiliated with Yong Hui Li. Mr. Xing received a Bachelor of Engineering degree from Hebei Building Engineering University and a Bachelor of Economics degree from Hebei University.

EXECUTIVE COMPENSATION DISCUSSION AND ANALYSIS

Summary Compensation Table

The following table shows information concerning the annual compensation for services provided to our Chief Executive Officer and Chief Financial Officer.  No person made more than $100,000 in 2008.

Name	Year	Salary ($)	Bonus ($)	Option Awards(1) ($)		Stock Awards ($)	All Other Compensation ($)	Total Compensation ($)
Yong Hui Li, Chief Executive Officer	2009	1	—	—		—	—	1
	2008	1	—	—		—	—	1
	2007	1	—	—		—	—	1
Jason Wang, Chief Financial Officer(1)	2009	82,500	—	40,767	(3)	—	—	123,267
Johnson Lau, Chief Financial Officer(2)	2009	39,650	—	—		—	—	39,650
	2008	15,250	—	—		—	—	15,250

(1)	Mr. Wang joined ACG on July 16, 2009 as Chief Financial Officer.

(2)
Mr. Lau joined ACG on October 16, 2008. Prior to that time, ACG did not have a Chief Financial Officer. Mr. Lau was appointed as our Chief Financial Officer on April 9, 2009 in connection with our acquisition of ACG. On July 16, 2009, Mr. Lau resigned from his position as Chief Financial Officer of AutoChina.  Mr. Lau remains employed by the company as Director of Finance.

(3)
The value reported for each executive is the cost recognized in our financial statements for restricted stock during fiscal 2009, calculated in accordance with Accounting Standards Codification Topic 718 “Share-based Compensation.”

AutoChina’s Executive Officers and Employees

Executive Officers

Since AutoChina did not have an operating business prior to the business combination on April 9, 2009, its officers did not receive any compensation for their service to AutoChina; and, since it had no other employees, AutoChina did not have any compensation policies, procedures, objectives or programs in place.

Upon consummation of the business combination with ACG, AutoChina entered into employment agreements with certain of its executive officers. In addition on July 16, 2009, AutoChina entered into an employment agreement with Jason Wang to serve as Chief Financial Officer.  The following discussion summarizes the material terms of employment agreements entered into between AutoChina and its executive officers.

The term of all of the employment agreements is from April 9, 2009 until April 9, 2012 (3 years from the date of the consummation of the business combination) unless earlier terminated as described below (except in the case of Mr. Wang whose initial term was for six months commencing on July 16, 2009 which term was automatically extended for an additional 30 months to July 15, 2012);

•
Yong Hui Li will receive $1 per year as compensation for serving as Chief Executive Officer, Jason Wang will receive $180,000 per year as compensation for serving as Chief Financial Officer, Wei Xing will receive $60,000 per year as compensation for serving as Chief Operating Officer and Chen Lei will receive $50,000 per year as compensation for serving as Senior Vice President. No executive officers is entitled to a bonus, unless otherwise approved by the board of directors;

•
the employment agreements may be terminated by the company (i) upon termination of the executive “for cause”, which is defined as (A) the failure of the executive to properly carry out his duties after notice by the company of the failure to do so and a reasonable opportunity for the executive to correct the same within a reasonable period specified by the company; (B) any breach by the executive of one or more provisions of any written agreement with, or written policies of, the company or his fiduciary duties to the company likely to cause material harm to the company and its affiliates, at the company’s reasonable discretion, or (C) any theft, fraud, dishonesty or serious misconduct by the executive involving his duties or the property, business, reputation or affairs of the company and its affiliates, (ii) due to the executive’s death, (iii) in the event the executive becomes eligible for the company’s long-term disability benefits or if the executive is unable to carry out his responsibilities as a result of a physical or mental impairment for more that 90 consecutive days or for more than 120 days in any 12-month period, subject to applicable laws, and (iv) without cause upon one month written notice, in which case the executive will be entitled to 3 months base salary severance to the extent the executive is not otherwise employed during the severance period;

•
the employment agreements may be terminated by the respective executives: (i) for any reason or no reason at all upon 3 months’ advanced notice, or (ii) for “good reason” upon notice of the reason within 3 months of the event causing such reason and subject to a 20-day cure period for the company.  “Good reason” is defined as: a material reduction in the executive’s base salary, except for reductions that are comparable to reductions generally applicable to similarly situated executives of AutoChina if (i) such reduction is effected by the company without the consent of the executive and (ii) such event occurs within 3 months after a change in control.  If the agreement is terminated by the executive for “good reason” then 1 month base salary severance to the extent the executive is not otherwise employed during the severance period;

•	each executive is subject to the non-compete, non-solicitation provisions of the agreement for a term of one year following termination of the employment agreement;

•
except for “prior inventions” (which is defined as all inventions, original works of authorship, developments, improvements, and trade secrets which were made by the executive prior to the executive’s employment with the company), all inventions and other intellectual property created by the executive during the term of employment are the property of the company, and the executive agrees to assist the company to secure such intellectual property rights; and

•	the employment agreements include other customary terms and conditions, and are governed by the laws of Hong Kong.

Other Employees

Compensation for senior executives generally consists of four elements: a base salary, an annual performance bonus determined by the Board of Directors, equity and benefits.

In developing salary ranges, potential bonus payouts, equity awards and benefit plans, it is anticipated that the Compensation Committee will take into account: 1) competitive compensation among comparable companies and for similar positions in the market, 2) relevant ways to incentivize and reward senior management for improving shareholder value while building AutoChina into a successful company, 3) individual performance, 4) how best to retain key executives, 5) the overall performance of AutoChina and its various key component entities, 6) AutoChina’s ability to pay and 7) other factors deemed to be relevant at the time.

AutoChina International Limited 2009 Equity Incentive Plan

The AutoChina International Limited 2009 Equity Incentive Plan (referred to below as the “incentive plan”) was approved and took effect on April 8, 2009, upon the approval by the shareholders of AutoChina International Limited.

Under the terms of the incentive plan, 1,675,000 AutoChina ordinary shares are reserved for issuance in accordance with its terms (provided, however, that dividend equivalent rights are payable solely in cash and therefore do not reduce the number of shares that may be granted under the incentive plan and that stock appreciation rights only reduce the number of shares available for grant under the incentive plan by the number of shares actually received by the grantee in connection with the stock appreciation right, if any). All awards under the incentive plan are made by AutoChina’s Board of Directors or its Compensation Committee.

The purpose of the incentive plan is to assist AutoChina in attracting, retaining and providing incentives to its employees, directors and consultants, and the employees, directors and consultants of its affiliates, whose past, present and/or potential future contributions to AutoChina have been, are or will be important to the success of AutoChina and to align the interests of such persons with AutoChina’s shareholders. It is also designed to motivate employees and to significantly contribute toward growth and profitability, by providing incentives to the directors, employees and consultants of AutoChina and its affiliates who, by their position, ability and diligence are able to make important contributions to the growth and profitability of AutoChina and its affiliates. The various types of incentive awards that may be issued under the incentive plan will enable AutoChina to respond to changes in compensation practices, tax laws, accounting regulations and the size and diversity of its business and the business of its affiliates.

All directors, employees and consultants of AutoChina and its affiliates are eligible to be granted awards under the incentive plan.

Description of the Incentive Plan

A summary of the principal features of the incentive plan is provided below, but is qualified in its entirety by reference to the full text of the incentive plan, a copy of which is attached as Exhibit 10.17 to this Annual Report on Form 20-F.

Awards

The incentive plan provides for the authority to grant any type of arrangement to an employee, director or consultant of AutoChina or its affiliates, which involves ordinary shares, cash, options or stock appreciation rights, or a similar right with a fixed or variable price related to the fair market value of the ordinary shares and with an exercise or conversion privilege related to the passage of time, the occurrence of one or more events, or the satisfaction of performance criteria or other conditions. Such awards include, without limitation, incentive stock options, non-qualified stock options, stock appreciation rights, sales or bonuses of restricted shares, restricted share units or dividend equivalent rights, or any two or more of such awards in combination, for an aggregate of not more than 1,675,000 of AutoChina’s ordinary shares, to directors, employees and consultants of AutoChina or its affiliates. If any award expires, is cancelled, or terminates unexercised or is forfeited, the number of shares subject thereto, if any, is again available for grant under the incentive plan. The number of ordinary shares with respect to which stock options or stock appreciation rights may be granted to a grantee under the incentive plan in any calendar year cannot exceed 500,000. The number of ordinary shares with respect to which restricted shares or restricted share units may be granted to a grantee under the incentive plan in any calendar year cannot exceed 500,000.

There are approximately 1,200 employees, directors and consultants who are eligible to receive awards under the incentive plan. New directors, employees and consultants are eligible to participate in the incentive plan as well.

On September 3, 2009 and December 3, 2009, AutoChina granted 681,840 and 520,944 stock options, respectively, under the terms of the incentive plan. The exercise price of each of these options is $9.50 and $25.65, respectively, which represents the closing price of AutoChina’s ordinary shares on the date of grant. The total vesting period for each of these options is four years, with 25% of each option vesting one year after the date of grant and the remaining 75% vesting ratably each month for three years thereafter. Each of these options has a term of 10 years.

As of December 31, 2009, none of these options had been exercised. AutoChina recorded compensation expense of $517,000 based on estimated fair value of the options on their dates of grant. The per share fair value of the stock options granted under the incentive plan has been estimated using the Black-Scholes option-pricing model with the following assumptions:

	September 3, 2009	December 3, 2009
Life (years)	6.08	6.08
Dividend yield	None	None
Risk-free interest rate	2.95%	2.87%
Volatility	74%	57%

The following table summarizes the outstanding options granted under the incentive plan as at December 31, 2009, related weighted average fair value and life information:

	Options Outstanding			Options Exercisable
Range of Exercise Price Per Share ($)	Number Outstanding at December 31, 2009	Weighted Average Fair Value ($)	Weighted Average Remaining Life (Years)	Number Exercisable at December 31, 2009	Weighted Average Exercise Price ($)
9.50	681,840	6.37	9.67	Nil	9.50
25.65	520,944	14.23	9.92	Nil	25.65
	1,202,784	9.77	9.78	Nil	16.49

Administration of the Incentive Plan

The incentive plan is administered by either AutoChina’s Board of Directors or its compensation committee (referred to as the committee), if the Board of Directors delegates administration of the incentive plan. Among other things, the Board of Directors or, if the Board of Directors delegates its authority to the committee, the committee, has complete discretion, subject to the express limits of the incentive plan, to determine the employees, directors and consultants to be granted awards, the types of awards to be granted, the terms and conditions of awards granted, the number of AutoChina ordinary shares subject to each award, if any, the exercise price under each option, the base price of each stock appreciation right, the term of each award, the vesting schedule and/or performance goals for each award that utilizes such a schedule or provides for performance goals, whether to accelerate vesting, the value of the ordinary shares, and any required withholdings. The Board of Directors or the committee may amend, modify or terminate any outstanding award, provided that the grantee’s written consent to such action is required if the action would adversely affect the grantee. The Board of Directors or the committee is also authorized to construe the award agreements and may prescribe rules relating to the incentive plan. The Board of Directors or committee may reduce the exercise price of options or reduce the base appreciation amount of any stock appreciation right without shareholder approval. Except as specified below, no award intended to qualify as performance-based compensation for purposes of Section 162(m) of the Code may have a per share exercise or purchase price, if any, of less than 100% of the fair market value of an AutoChina ordinary share on the date of grant.

Special terms relating to Stock Options

The incentive plan provides for the grant of stock options, which may be either “incentive stock options” (ISOs), which are intended to meet the requirements for special U.S. federal income tax treatment under the Code, or “nonqualified stock options” (NQSOs). Options may be granted under the incentive plan on such terms and conditions as the Board of Directors or the committee may determine; provided, however, that the per share exercise price under an option granted under the incentive plan may not be less than 100% of the fair market value of an AutoChina ordinary share on the date of grant, and the term of an ISO may not exceed ten years (110% of such value and five years in the case of an ISO granted to an employee who owns (or is deemed to own) more than 10% of the total combined voting power of all classes of capital stock of AutoChina or a parent or subsidiary of AutoChina). ISOs may only be granted to employees. In addition, the aggregate fair market value of the AutoChina ordinary shares underlying one or more ISOs (determined at the time of grant) which are exercisable for the first time by any one employee during any calendar year may not exceed $100,000. The Board of Directors or the committee may permit a cashless “net exercise” of options granted under the incentive plan.

Additional Terms

Under the incentive plan, upon the consummation of a “corporate transaction” (as defined in the incentive plan), all outstanding awards under the incentive plan will terminate, except to the extent they are assumed in connection with the corporate transaction.

ISOs may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or by the laws of descent or distribution and may be exercised, during the lifetime of the grantee, only by the grantee. Other awards are transferable (i) by will and by the laws of descent and distribution and (ii) during the lifetime of the grantee: (a) to a Holding Company (as defined in the incentive plan) of such grantee, or (B) to the extent and in the manner authorized by the Board of Directors or the committee. No AutoChina ordinary shares will be delivered under the incentive plan to any grantee or other person until such grantee or other person has made arrangements acceptable to the Board of Directors or the committee for the satisfaction of any national, provincial or local income and employment tax withholding obligations, including, without limitation, obligations incident to the receipt of AutoChina ordinary shares under the incentive plan.

Amendments

AutoChina’s Board of Directors may at any time amend, alter, suspend or terminate the incentive plan; provided, that no amendment requiring shareholder approval will be effective unless such approval has been obtained, and provided further that no amendment of the incentive plan or its termination may be effected if it would adversely affect the rights of a grantee without the grantee’s consent.

Certain U.S. Federal Income Tax Consequences of the Incentive Plan

The following is a general summary of the U.S. federal income tax consequences under current tax law to AutoChina, were it subject to U.S. federal income taxation, and to individual grantees in the incentive plan who are individual citizens or residents of the United States, of ISOs, NQSOs, restricted stock awards, unrestricted stock awards, distribution equivalent right awards and SARs granted pursuant to the incentive plan. It does not purport to cover all of the special rules that may apply, including special rules relating to limitations on the ability of AutoChina, were it subject to U.S. federal income taxation, to deduct certain compensation, special rules relating to deferred compensation, golden parachutes, grantees subject to Section 16(b) of the Exchange Act and the exercise of an option with previously-acquired shares. In addition, this summary does not address the state or local income or other tax consequences inherent in the acquisition, ownership, vesting, exercise, termination or disposition of an award under the incentive plan or AutoChina ordinary shares issued pursuant thereto.

A grantee generally does not recognize taxable income upon the grant of an NQSO or an ISO. Upon the exercise of an NQSO, the grantee generally recognizes ordinary income in an amount equal to the excess, if any, of the fair market value of the shares acquired on the date of exercise over the exercise price thereunder, and AutoChina, were it subject to U.S. federal income taxation, would generally be entitled to a deduction for such amount at that time. If the grantee later sells shares acquired pursuant to the exercise of an NQSO, the grantee generally recognizes a long-term or a short-term capital gain or loss, depending on the period for which the shares were held.

A long-term capital gain is generally subject to more favorable tax treatment than ordinary income or a short-term capital gain. The deductibility of capital losses is subject to certain limitations. Upon the exercise of an ISO, the grantee generally does not recognize taxable income. If the grantee disposes of the shares acquired pursuant to the exercise of an ISO more than two years after the date of grant and more than one year after the transfer of the shares to the grantee, the grantee generally recognizes a long-term capital gain or loss, and AutoChina, were it subject to U.S. federal income taxation, would not be entitled to a deduction. However, if the grantee disposes of such shares prior to the end of the required holding period, all or a portion of the gain is treated as ordinary income, and AutoChina, were it subject to U.S. federal income taxation, would generally be entitled to deduct such amount.

In addition to the tax consequences described above, a grantee may be subject to the alternative minimum tax, which is payable to the extent it exceeds the grantee’s regular tax. For this purpose, upon the exercise of an ISO, the excess of the fair market value of the shares for which the ISO is exercised over the exercise price thereunder for such shares is a preference item for purposes of the alternative minimum tax. In addition, the grantee’s basis in such shares is increased by such excess for purposes of computing the gain or loss on the disposition of the shares for alternative minimum tax purposes. If a grantee is required to pay any alternative minimum tax, the amount of such tax which is attributable to deferral preferences (including any ISO adjustment) generally may be allowed as a credit against the grantee’s regular tax liability (and, in certain cases, may be refunded to the grantee) in subsequent years. To the extent the credit is not used, it is carried forward.

A grantee who receives an unrestricted stock award recognizes ordinary compensation income upon receipt of the award equal to the excess, if any, of the fair market value of the shares over any amount paid by the grantee for the shares, and AutoChina, were it subject to U.S. federal income taxation, would generally be entitled to deduct such amount at such time.

A grantee who receives a restricted stock award that is subject to a substantial risk of forfeiture and certain transfer restrictions generally recognizes ordinary compensation income at the time the restriction lapses in an amount equal to the excess, if any, of the fair market value of the shares at such time over any amount paid by the grantee for the shares. Alternatively, the grantee may elect to be taxed upon receipt of the restricted stock based on the value of the shares at the time of grant. AutoChina, were it subject to U.S. federal income taxation, would generally be entitled to deduct such amount at the same time as ordinary compensation income is required to be included by the grantee and in the same amount. Dividends received with respect to such restricted stock are generally treated as compensation, unless the grantee elects to be taxed on the receipt (rather than the vesting) of the restricted stock.

A grantee generally does not recognize income upon the grant of an SAR. The grantee has ordinary compensation income upon exercise of the SAR equal to the increase in the value of the underlying shares, and AutoChina, were it subject to U.S. federal income taxation, would generally be entitled to deduct for such amount at such time.

A grantee generally does not recognize income for a dividend equivalent right award until payments are received. At such time, the grantee recognizes ordinary compensation income equal to the amount of any cash payments and the fair market value of any AutoChina ordinary shares received, and AutoChina, were it subject to U.S. federal income taxation, would generally be entitled to deduct such amount at such time.

Retirement Benefits

As of December 31, 2009, ACG’s subsidiaries in the PRC have participated the government-mandated employee welfare and retirement benefit contribution and provided pension, retirement or similar benefits to its employees. The PRC regulations require ACG’s PRC subsidiaries to pay the local labor administration bureau a monthly contribution at a stated contribution rate based on the monthly basic compensation of qualified employees.  The local labor administration bureau, which manages various investment funds, will take care of employee retirement, medical and other fringe benefits.  ACG’s subsidiaries have no further commitments beyond its monthly contribution.

AutoChina’s only employees are its executive officers for which it has entered into employment contracts with. AutoChina does not accrue pension, retirement or similar benefits, except for a nominal amount of employer matching that may occur for U.S. based employees’ 401k plans.

SECURITIES OWNERSHIP

The following table sets forth, as of May 17, 2010, certain information as to the share ownership of (i) each person known by the Company to own beneficially more than five percent of the Shares, (ii) each of the Company’s directors, (iii) each of the Company’s executive officers, and (iv) the Company’s executive officers and directors as a group. Information provided as to 5% shareholders other than our employees or management is based solely on forms 13D or 13G filed with the Securities and Exchange Commission and subsequent issuances by the Company.

Shares which an individual or group has a right to acquire within 60 days pursuant to the exercise or conversion of options, warrants or other similar convertible or derivative securities are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table.

Name and Address of Beneficial Owner(1)	Amount and Nature of Beneficial Ownership		Approximate Percentage of Outstanding Ordinary Shares (2)
Honest Best Int’l Ltd. (3)	11,209,706		56.96%
Yong Hui Li and Yan Wang (4)	11,209,706	(4)	56.96%
James Cheng-Jee Sha	1,552,736	(5)	7.89%
Diana Chia-Huei Liu	596,125	(6)	3.03%
Chen Lei	20,210		*
Jason Wang	15,900		*
Wei Xing	79,858		*
Hui Kai Yan	76,100		*
Thomas Luen-Hung Lau	—		—
All directors and executive officers as a group (eight individuals)	13,550,635		68.86%

* Less than 1%

(1)	Unless indicated otherwise, the business address of each of the individuals is No.322, Zhongshan East Road, Shijiazhuang, Hebei, People’s Republic of China.

(2)	Based on 19,679,866 shares outstanding as of May 17, 2010.

(3)	Yan Wang, Yong Hui Li’s spouse, is the sole shareholder of Honest Best Int’l Ltd. and shares voting and dispositive power over such shares with Yong Hui Li.

(4)
Consists of 11,209,706 ordinary shares of the Company owned by Honest Best Int’l Ltd., whose sole shareholder is Yan Wang, Mr. Li’s spouse with whom he shares voting and dispositive power over such shares.

(5)
Consists of 772,736 ordinary shares of the Company and 780,000 ordinary shares of the Company issuable upon the exercise of warrants, which became exercisable on October 9, 2009 for $5.00 per share and which expire at 5:00 p.m., New York City time on February 27, 2013.

(6)	Consists of (i) 317,062 ordinary shares of the Company and (ii) 279,063 ordinary shares of the Company owned by William Tsu-Cheng Yu, Ms. Liu’s husband.

Pursuant to the terms of a share exchange agreement, dated as of February 4, 2009, as amended (the “Share Exchange Agreement”), by and among Yong Hui Li, Yan Wang, Honest Best Int’l Ltd. (“Honest Best”), AutoChina Group Inc. (“ACG”), Fancy Think Limited, Hebei Chuanglian Trade Co., Ltd., Hebei Kaiyuan Real Estate Development Co., Ltd., Hebei Huiyin Investment Co., Ltd., Hebei Hua An Investment Co., Ltd., Hebei Tianmei Insurance Agency Co., Ltd., Hebei Shijie Kaiyuan Logistics Co., Ltd., Hebei Shijie Kaiyuan Auto Trade Co., Ltd., Shanxi Chuanglian Auto Trade Co., Ltd., and the Company, upon the Company’s business combination with ACG as contemplated by the Share Exchange Agreement, the Company issued 8,606,250 ordinary shares of the Company to Honest Best, ACG’s prior shareholder, in upfront consideration, of which 10% was held back and placed in escrow. On March 22, 2010, the Company issued an additional 2,603,456 Shares to Honest Best as earnout consideration.

Pursuant to the Share Exchange Agreement, each of the SCAC Shareholders’ Representative (currently James Cheng-Jee Sha) and the AutoChina Shareholders’ Representative (currently Yan Wang, the sole director of Honest Best and Yong Hui Li’s wife) (each as defined in the Share Exchange Agreement) shall be entitled to select two persons, and the SCAC Shareholders’ Representative and the AutoChina Shareholders’ Representative shall be entitled to jointly select one person, to be nominated as a candidate for director in the Company’s proxy statement relating to its Annual Meeting. The SCAC Shareholders’ Representative has selected James Cheng-Jee Sha and Diana Chia-Huei Liu, the AutoChina Shareholders’ Representative has selected Yong Hui Li and Hui Kai Yan, and the SCAC Shareholders Representative and the AutoChina Shareholders’ Representative have jointly selected Thomas Luen-Hung Lau to be nominated as a candidate for director in this proxy statement relating to the Company’s 2010 Annual General Meeting.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

On July 28, 2009, the Company and each of its founding shareholders entered into exchange agreements, pursuant to which certain warrants issued to the founding shareholders immediately prior to the Company’s initial public offering were exchanged for a warrant (each a “New Warrant” and together the “New Warrants”) with the same characteristics as the warrants sold in the Company’s initial public offering. Such shares were issued pursuant to the exemption from registration contained in Section 4(2) of the Securities Act as they were sold to accredited investors.

On July 28, 2009, Jim Wu, Gary Chang, and William Yu (each a founding shareholder) sold 100,000, 25,000, and 250,000 New Warrants, respectively, to the following persons for $2.75 per warrant:

Name	Relationship to the Company	# of Warrants Purchased
Wei Xing	Chief Operating Officer	75,000
Hui Kai Yan	Director	65,000
Chen Lei	Senior Vice President	17,000
Yong Hong An	Lei Chen’s wife	48,000
Hui Liu	Wife of manager	60,000
Jinyu Peng	Manager	55,000
Ruiqi Li	Manager	55,000

The securities were sold in reliance on Regulation S since they were sold to Non-U.S. Persons.

Prior to April 9, 2009, the Company paid a $7,500 per-month administrative fee to Live ABC Interactive Co., Ltd., an affiliate of James Cheng-Jee Sha, and reimbursed its founding shareholders, officers, directors, special advisors or their affiliates for any reasonable out-of-pocket expenses incurred by them in connection with certain activities on its behalf, such as identifying possible target businesses and business combinations.

On April 8, 2009, the Company entered into a Put and Call Agreement with two of its shareholders. Simultaneously with the execution of the agreement, the shareholders purchased an aggregate of 548,800 ordinary shares of the Company at a purchase price of $7.865 per ordinary share. Pursuant to the agreement, the Company agreed to be obligated to purchase (the “put option”) from the shareholders, and the shareholders have agreed to be obligated to sell (the “call option”), an aggregate of 548,800 ordinary shares at an exercise price of $8.40 per share, less the per share portion of any cash dividend or other cash distribution paid to the Company’s shareholders prior to the exercise of the put option or the call option. On August 11, 2009, the Company assigned its call options to the following persons pursuant to an exemption from registration and such persons completed the exercise of these call options on August 14, 2009:

Name	Relationship to the Company	# of Shares Purchased
Li Yongqi	None	60,000
Dong Ruige	None	70,000
Li Huixia	None	40,000
Yin Yali	None	33,000
Geng Juncai	Assistant Director, Finance	30,000
Li Yi	None	30,000
Zhang Zhongwen	None	26,800
Li Yongli	None	25,000
Ji Aixi	None	20,000
Yang Guiling	None	20,000
Ma Lixin	None	20,000
Li Mingxia	Assistant Director, Finance	20,000
Hao Ye	None	20,000
Wang Qi	None	19,000
Zhao Hongwu	None	18,000
Su Yuan	Assistant Director, Sales and Marketing	15,000
Chen Chao	None	12,000
Wang Li	None	12,000
Li Shuling	None	12,000
Shi Junguo	None	11,000
Peng Jinyu	Manager	10,000
Li Ruiqi	Manager	10,000
Wang Zhiling	None	10,000
Liu Hui	None	5,000

The call options were assigned in reliance on Regulation S since they were assigned to Non-U.S. Persons.

On April 7, 2009, the Company entered into certain Put and Call Agreements with four of its shareholders. Pursuant to such agreements, the Company agreed to be obligated to purchase (the “put option”) from the shareholders, and the shareholders have agreed to be obligated to sell (the “call option”) to the Company, an aggregate of 156,990 ordinary shares at an exercise price of $9.05 per ordinary share, less the per share portion of any cash dividend or other cash distribution paid to the Company’s shareholders prior to the exercise of the put option or the call option. On August 24, 2009, the Company assigned its call options to the following persons and such persons completed the exercise of these call options on August 28, 2009:

Name	Relationship to the Company	# of Shares Purchased
Hao Ye	None	24,000
Li Yi	None	23,500
Zhang Zhongwen	None	23,000
Shi Junguo	None	21,800
Miao Fang	None	21,500
Li Yongqi	None	20,000
Su Yuan	Assistant Director, Sales and Marketing	12,500
Ji Aixi	None	10,690

The call options were assigned in reliance on Regulation S since they were assigned to Non-U.S. Persons.

The assignment and exercise of the Company’s call rights under the Put and Call Agreements relieved the Company of its obligations pursuant to the put rights under the Put and Call Agreements, and allowed the cash held in escrow to be released to the Company to use in its operating business. The Company expects to account for the assignment and exercise of the Put and Call Agreements as a capital transaction.

In connection with the Company’s initial public offering, it granted the representative of the underwriters and its designees unit purchase options to purchase an aggregate of 450,000 units, consisting of one ordinary share and one ordinary share purchase warrant, at an exercise price of $8.80 per unit.  On October 5, 2009, the holders of the representative’s unit purchase options sold such unit purchase options to the persons listed below at a price of $6.20 per unit. Notwithstanding the definition of “Current Market Value” in Section 2.3.1 of the unit purchase options and that the last sale price of the Units on the OTC Bulleting Board was $7.95, the Company agreed that the “Current Market Value” of the UPO would be $15.00 (with a deemed price of $10.00 for the shares and $5.00 for the warrants).  The Company was willing to grant this accommodation because the last reported unit sale occurred on March 31, 2009 and the combined closing price on the NASD OTC Bulleting Board for the ordinary shares and warrants comprising the units was $16.22 on September 25, 2009. Subsequently, the transferees elected to exercise the unit purchase options on a cashless basis pursuant to the terms of the unit purchase options based on the agreed “Current Market Value” of $15.00 with the result that the Company issued an aggregate of 279,000 shares as follows:

Name	Relationship to the Company	# of Shares Issued
Charm Power Holdings Limited	None	172,360
Rainbow Yield Limited	None	58,900
Lu Zhan Qin	None	21,700
Wang Ming Shu	None	13,640
Wang Shao Hua	None	12,400

The Company reimbursed its founding shareholders, officers, directors, special advisors or their affiliates for any reasonable out-of-pocket business expenses incurred by them in connection with certain activities on its behalf such as identifying and investigating possible target businesses and business combinations. There was no limit on the amount of out-of-pocket expenses reimbursable by the Company, which will be reviewed only by its board or a court of competent jurisdiction if such reimbursement is challenged. To the extent that such expenses exceeded the available proceeds not deposited in the trust account and interest income that was released to the Company from the trust account, such out-of-pocket expenses are a current liability of the Company. The Company’s officers and directors may, as part of any such combination, negotiate the repayment of some or all of any such expenses.

ACG

Due to affiliates:

During the 2009 fiscal year, the Company borrowed funds from various companies affiliated with the Company’s Chairman and CEO, Mr. Yong Hui Li (“Mr. Li”), and companies which are formerly controlled by ACG’s ultimate shareholder prior to the Company’s acquisition of ACG, Ms. Yan Wang (Mr. Yong Hui Li’s wife). Each of these loans was entered into to satisfy the Company’s short-term capital needs and is non-interest bearing. In addition, the payable balances of each loan are unsecured and due on demand by the lender. The outstanding amounts due to related parties as of December 31, 2009 were as follows:

Continuing Operations:		December 31,
$ in thousands	Notes	2009
Hebei Kaiyuan	(1)	$37,737
Mr. Li	(2)	509
Total		$38,246

Notes:

(1)	Entity controlled by ACG’s ultimate shareholder prior to the Business Combination of ACG, Ms. Yan Wang.

(2)	The Company’s Chairman and CEO, and the ultimate shareholder of Hebei Kaiyuan.

During the periods presented, the Company has obtained a short-term trade financing for the continuing operations to purchase commercial vehicles from Beiguo Commercial Building Limited (“Beiguo”) and Shijiazhuang Beiguo Renbai Group Limited (“Renbai”), companies affiliated with Mr. Li and Mr. Thomas Luen-Hung Lau (“Mr. Lau”), a director of the Company, who is the indirect beneficial owner of Beiguo and Renbai. The Company pays a financing charge of approximately 4% per annum in excess of the cost to Beiguo and Renbai for the funds obtained due to this financing arrangement, in part, because the financing arrangement is guaranteed by Mr. Li, who has a long term business relationship with Beiguo and Renbai, on behalf of the Company. In addition, the payable balances of each loan are unsecured and due in 180 days. The outstanding amounts due to related parties as of December 31, 2009 were as follows:

$ in thousands	Notes	December 31, 2009
Accounts payable, related party:
Beiguo	(1)	$66,311
Renbai	(2)	51,414
Total		$117,725

Notes:

(1)	Entity in which Mr. Li and Mr. Lau are the indirect beneficial owners of approximately 20.92% and 21.71%, respectively.

(2)	Entity in which Mr. Li and Mr. Lau are the indirect beneficial owners of approximately 19.60% and 20.33%, respectively.

During the periods presented, the Company sold and purchased automobiles and spare parts to and from affiliates. The details of the related party transactions were as follows:

Related Party Transactions:			Year Ended December 31,
$ in thousands	Notes		2009
Related Parties Transactions

Hebei Kaiyuan	(1)	(a)	$36,877
Hebei Kaiyuan	(1)	(b)	8,788
Beiguo	(2)	(c)	178,146
Beiguo	(2)	(d)	133,763
Beiguo	(2)	(e)	167,894
Renbai	(3)	(c)	78,450
Renbai	(3)	(d)	57,163
Renbai	(3)	(e)	$33,667

Notes:

(1)	Entity controlled by the ACG’s ultimate shareholder (prior to the company’s acquisition of ACG).

(2)	Entity in which Mr. Li and Mr. Lau are the indirect beneficial owners of approximately 20.92% and 21.71%, respectively.

(3)	Entity in which Mr. Li and Mr. Lau are the indirect beneficial owners of approximately 19.60% and 20.33%, respectively.

Nature of transaction:

(a)	Loan to the company during the period. The amounts were interest-free, unsecured and repayable on demand.

(b)	Bank loan guarantee provided to the company by the affiliate.

(c)	Sale of automobiles to the company during the year.

(d)	Purchase of automobiles from the company during the year.

(e)	Customers deposits received by the company from affiliates for the purchase of automobiles.

ACG’s management believes that these transactions were fair to the company, made at market prices and on terms that are similar as would be available from an unaffiliated third party.

ACG has entered into short-term commercial financing arrangements with Beiguo, a PRC-based operator of grocery stores, and its shareholder, Renbai. Commencing in September 2008, Beiguo began to provide short term financing for ACG’s commercial vehicles sales, servicing and leasing business. The financing arrangements are structured through a two step process involving two separate wholly owned subsidiaries of ACG, Chuanglian Trading and Kaiyuan Auto Trade.  Initially, ACG purchases vehicles through Chuanglian Trading from third party vendors, which vehicles are then sold by Chuanglian Trading to Beiguo.  Beiguo then resells the vehicles to ACG’s second subsidiary, Kaiyuan Auto Trade, pursuant to short term (up to 6 months) financing arrangements.  The result of this structure is that ACG is able to purchase vehicles at volume discounts through Chuanglian Trading and is able get the benefit of the favorable terms of the Beiguo financing through Kaiyuan Auto Trade.

Mr. Yong Hui Li, our Chairman and CEO, is the indirect beneficial owners of approximately 20.92% and 19.60% of the equity interest of Beiguo and Renbai, respectively, and Mr. Thomas Luen-Hung Lau, a director of AutoChina, is the indirect beneficial owner of approximately 21.71% and 20.33% of the equity interest of Beiguo and Renbai, respectively. ACG pays a financing charge of approximately 4% per annum premium to Beiguo and Renbai for the funds obtained pursuant to this financing arrangement, in part, because the financing is guaranteed by Mr. Li who has a long term business relationship with Beiguo and Renbai.  Approximately 60-70% of the total commercial vehicle purchases made by ACG are made pursuant to these arrangements with Beiguo and Renbai.

During the year ended December 31, 2009, the company has purchased commercial vehicles from affiliates, Beiguo and Renbai, for the amount of $178,146,000 and $78,450,000, respectively. According to the financing arrangement with Beiguo and Renbai, the company obtained short-term unsecured loans up to 180 days and pays a financing charge of approximately 4% per annum in excess of the cost to Beiguo and Renbai for the funds obtained due to this financing arrangement,

On the other hand, the company assisted Beiguo and Renbai to source the commercial vehicles from third party vendors for the financing arrangement. During the year ended December 31, 2009, the company sold commercial vehicles amounted to $133,763,000and $57,163,000 to Beiguo and Renbai, respectively, for their resale. The sales by the company to Beiguo were charged at insignificant mark up to cover the operating costs.

REPORT OF THE AUDIT COMMITTEE

The Audit Committee assists the Board in providing oversight of the systems and procedures relating to the integrity of the Company’s financial statements, the Company’s financial reporting process, its systems of internal accounting and financial controls, the annual independent audit process of the Company’s annual financial statements, the Company’s compliance with legal and regulatory requirements and the qualification and independence of the Company’s independent registered public accounting firm. Management has the responsibility for the implementation of these activities. In fulfilling its oversight responsibilities, the Audit Committee reviewed and discussed with management the audited financial statements in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2009, including a discussion of the quality and the acceptability of the Company’s financial reporting and controls.

The Company’s independent registered public accounting firm is responsible for expressing an opinion on the conformity of those audited financial statements with U.S. generally accepted accounting principles and on the effectiveness of the Company’s internal control over financial reporting. With respect to the audit of Company’s financial statements for the year ended December 31, 2009, the Audit Committee has reviewed and discussed the audited financial statements with management; has discussed with Company’s independent accountants the matters required to be discussed by the statement on Auditing Standards No. 61, as amended (AICPA, Professional Standards, Vol. 1, AU section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T; and has received the written disclosures and the letter from the independent accountant required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant’s communications with the Audit Committee concerning independence and has discussed with the independent accountant the independent accountant’s independence.

Based on these reviews and discussions, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2009.

On March 31, 2010, the Audit Committee approved the dismissal of Crowe Horwath LLP (“Crowe”) as the Company’s independent registered public accounting firm, and the appointment of PricewaterhouseCoopers Zhong Tian CPAs Limited Company (“PWC”) to serve as the Company’s independent registered public accounting firm to audit the Company’s financial statements for the fiscal year ending December 31, 2010.

Crowe’s reports on the Company’s consolidated financial statements as of and for the fiscal years ended December 31, 2008 and December 31, 2009 did not contain an adverse opinion or disclaimer of opinion, nor were such reports qualified or modified as to uncertainty, audit scope, or accounting principles.  During the two fiscal years ended December 31, 2009 and through April 5, 2010, the Company did not have any disagreements with Crowe on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Crowe, would have caused them to make reference thereto in their report on the financial statements for such years.  During the Company’s two fiscal years ended December 31, 2009 and through April 5, 2010, there were no “reportable events” (hereinafter defined) requiring disclosure pursuant to Item 304(a)(1)(v) of Regulation S-K.  As used herein, the term “reportable event” means any of the items listed in paragraphs (a)(1)(v)(A)-(D) of Item 304 of Regulation S-K.

During the two fiscal years ended December 31, 2009 and through April 13, 2010, neither the Company nor anyone on its behalf consulted PWC regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and neither a written report nor oral advice was provided to the Company that PWC concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions to Item 304 of Regulation S-K) or a reportable event (as defined in Item 304(a)(1)(v) of Regulation S-K).

The members of the audit committee are:

James Sha, Chairman
Diana Liu
Thomas Lau

RATIFICATION OF INDEPENDENT AUDITORS

PROPOSAL NO. 2

The Audit Committee has appointed PricewaterhouseCoopers Zhong Tian CPAs Limited Company (“PWC”) as the independent auditors of the Company to audit the financial statements of the Company for the fiscal year ending December 31, 2010, and the Board of Directors is asking shareholders to ratify that appointment.

A representative of PricewaterhouseCoopers Zhong Tian CPAs Limited Company is expected to be present either in person or via teleconference at the Annual Meeting, with the opportunity to make a statement, if he or she desires to do so, and is expected to be available to respond to appropriate questions.

The Audit Committee is not required to take any action as a result of the outcome of the vote on this proposal. In the event shareholders fail to ratify the appointment, the Audit Committee will reconsider this appointment. Even if the appointment is ratified, the Audit Committee, in its discretion, may direct the appointment of a different independent accounting firm at any time during the year if the Audit Committee determines that such a change would be in the best interest of the Company and the shareholders.

THE BOARD OF DIRECTORS RECOMMENDS VOTING “FOR” THE RATIFICATION OF THE APPOINTMENT OF PRICEWATERHOUSECOOPERS ZHONG TIAN CPAS LIMITED COMPANY AS AUTOCHINA’S INDEPENDENT AUDITORS FOR THE FISCAL YEAR ENDING DECEMBER 31, 2010.

Principal Accountant Fees and Services

The following table represents the approximate aggregate fees for services rendered by Crowe Horwath LLP (“Crowe”) for fiscal years ended December 31, 2009 and 2008:

	December 31
	2009	2008
Audit Fees – Crowe Horwath	$425,500	$260,000
Audit-Related Fees – UHY	51,575	—
Tax Fees	4,100	—
All Other Fees	—	—
Total Fees	$481,175	$260,000

Audit Fees

Crowe’s audit fees for 2009 and 2008 consist of the audit of our financial statements for the years ended December 31, 2009 and 2008 and fees for the reviews of our interim financial statements included in 6-K filings for 2008 and 2009.

Audit-Related Fees

Other than the fees described under the caption “Audit Fees” above, Crowe did not bill any fees for services rendered to us during fiscal year 2009 and 2008 for assurance and related services in connection with the audit or review of our financial statements.  In 2009, UHY LLP billed $51,575 for audit-related services in connection with the Company’s registration statement on Form F-1.

Tax Fees

The aggregate fees billed by Crowe for professional services rendered in relation to tax compliance and tax advice for the Company’s balance sheet at December 31, 2008 included in our current Report on Form 6-K filled with the SEC on June 9, 2009, were $4,100.

There were no fees billed by Crowe for tax services during fiscal year ended December 31, 2008.

All Other Fees

There were no fees billed by either Crowe or UHY LLP for other professional services rendered during fiscal years ended December 31, 2009 and 2008.

Pre-Approval of Services

Prior to the acquisition by the Company of ACG, we did not have an audit committee. As a result, our board of directors performed the duties of an audit committee. Our board of directors evaluated and approved in advance the scope and cost of the engagement of an auditor before the auditor rendered its audit and non-audit services. We do not rely on pre-approval policies and procedures.

Change in the Company’s Principal Accountant

On March 31, 2010, the Audit Committee approved the dismissal of Crowe as the Company’s independent registered public accounting firm, and the appointment of PWC to serve as the Company’s independent registered public accounting firm to audit the Company’s financial statements for the fiscal year ending December 31, 2010.

Crowe’s reports on the Company’s consolidated financial statements as of and for the fiscal years ended December 31, 2008 and December 31, 2009 did not contain an adverse opinion or disclaimer of opinion, nor were such reports qualified or modified as to uncertainty, audit scope, or accounting principles.  During the two fiscal years ended December 31, 2009 and through April 5, 2010, the Company did not have any disagreements with Crowe on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Crowe, would have caused them to make reference thereto in their report on the financial statements for such years.  During the Company’s two fiscal years ended December 31, 2009 and through April 5, 2010, there were no “reportable events” (hereinafter defined) requiring disclosure pursuant to Item 304(a)(1)(v) of Regulation S-K.  As used herein, the term “reportable event” means any of the items listed in paragraphs (a)(1)(v)(A)-(D) of Item 304 of Regulation S-K.

During the two fiscal years ended December 31, 2009 and through April 13, 2010, neither the Company nor anyone on its behalf consulted PWC regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and neither a written report nor oral advice was provided to the Company that PWC concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions to Item 304 of Regulation S-K) or a reportable event (as defined in Item 304(a)(1)(v) of Regulation S-K).

GENERAL

Management does not know of any matters other than those stated in this Proxy Statement that are to be presented for action at the meeting. If any other matters should properly come before the meeting, it is intended that proxies in the accompanying form will be voted on any such other matters in accordance with the judgment of the persons voting such proxies.  Discretionary authority to vote on such matters is conferred by such proxies upon the persons voting them.

The Company will bear the cost of preparing, printing, assembling and mailing the proxy card, Proxy Statement and other material which may be sent to shareholders in connection with this solicitation. It is contemplated that brokerage houses will forward the proxy materials to beneficial owners at our request.  In addition to the solicitation of proxies by use of the mails, officers and regular employees of the Company may solicit proxies without additional compensation, by telephone or telegraph. We may reimburse brokers or other persons holding shares in their names or the names of their nominees for the expenses of forwarding soliciting material to their principals and obtaining their proxies.

COMMUNICATIONS WITH THE BOARD OF DIRECTORS

The Board of Directors maintains a process for shareholders to communicate with the Board of Directors. Shareholders wishing to communicate with the Board of Directors or any individual director may write to the Board of Directors or the individual director to the Board of Directors, c/o AutoChina International Limited, No. 322 Zhongshan East Road, Shijiazhuang, Hebei Province, 050011, People’s Republic of China. Any such communication must state the number of Shares beneficially owned by the shareholder making the communication. All such communications will be forwarded to the full Board of Directors or to any individual director or directors to whom the communication is directed unless the communication is clearly of a marketing nature or is unduly hostile, threatening, illegal, or similarly inappropriate, in which case the Company has the authority to discard the communication or take appropriate legal action regarding the communication.

WHERE YOU CAN FIND MORE INFORMATION

The Company files annual and current reports and other documents with the SEC under the Exchange Act of 1934. The Company’s SEC filings made electronically through the SEC’s EDGAR system are available to the public at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file with the SEC at the SEC’s public reference room located at 100 F Street, NE, Room 1580, Washington, DC 20549. Please call the SEC at (800) SEC-0330 for further information on the operation of the public reference room.

SHAREHOLDER PROPOSALS

The Annual Meeting of Shareholders for the fiscal year ending December 31, 2010 is expected to be held in June 2011. Any shareholder proposal intended to be included in the Company’s proxy statement and form of proxy card for presentation at the 2011 Annual Meeting of Shareholders pursuant to Rule 14a-8 (“Rule 14a-8”), as promulgated under the Securities Exchange Act of 1934, must be received by the Company no later than December 31, 2010. As to any proposals submitted for presentation at the Annual Meeting outside the processes of Rule 14a-8, the proxies named in the form of proxy card for the Annual Meeting will be entitled to exercise their discretion in relation to that proposal unless the Company receives notice of the matter on or before April 16, 2011.

May 26, 2010	By Order of the Board of Directors,

/s/ Yong Hui Li
Yong Hui Li
Chief Executive Officer and President

ANNUAL MEETING OF SHAREHOLDERS OF

AUTOCHINA INTERNATIONAL LIMITED

JUNE 28, 2010

NOTICE OF INTERNET AVAILABLITY OF PROXY MATERIAL:

The Notice of Meeting, Proxy Statement and Proxy Card are available at:

http://www.ir-site.com/autochinaintl/proxy.asp

Please sign, date and mail your proxy card in the envelope provided promptly.

PROXY

AUTOCHINA INTERNATIONAL LIMITED

ANNUAL MEETING OF SHAREHOLDERS

This Proxy is Solicited on Behalf of the Board of Directors

The undersigned hereby appoints Yong Hui Li or Jason Wang, individually, as proxy to represent the undersigned at the Annual Meeting of Shareholders to be held at the offices of the Company, No. 322, Zhongshan East Road, Shijiazhuang, Hebei, People’s Republic of China, on June 28, 2010, at 10:00 a.m. local time, and at any adjournments thereof, and to vote the ordinary shares the undersigned would be entitled to vote if personally present, as indicated below.

The Board of Directors recommends that you vote “FOR” each proposal.

1.	Election of Directors
☐	FOR ALL NOMINEES	¡	Yong Hui Li
☐	WITHHOLDING AUTHORITY FOR ALL NOMINEES	¡	Hui Kai Yan
☐	FOR ALL EXCEPT (SEE INSTRUCTIONS BELOW)	¡	James Cheng-Jee Sha
		¡	Diana Chia-Huei Liu
		¡	Thomas Luen-Hung Lau

INSTRUCTION: To withhold authority to vote for any individual nominee(s), mark “FOR ALL EXCEPT” and fill in the circle next to each nominee you which to withhold, as shown here: ●

2.    Ratification of the appointment of PricewaterhouseCoopers Zhong Tian CPAs Limited Company as independent auditors.

FOR ☐	AGAINST ☐	ABSTAIN ☐

If any other business is presented at the meeting, this proxy will be voted by those named in this proxy in their best judgment. At the present time, the Board of Directors is not aware of any other business to be presented at the meeting.

The ordinary shares represented by this proxy, when properly executed, will be voted as directed; however, abstentions will have no effect on the election of directors (Item 1). Abstentions will be treated as being present and entitled to vote on the other items presented at the annual meeting and, therefore, will have the effect of votes against such proposals. If you do not provide your broker or other nominee with instructions on how to vote your “street name” shares, your broker or nominee will not be permitted to vote them on non-routine matters (a broker “non-vote”) such as Item 1. Shares subject to a broker “non-vote” will not be considered entitled to vote with respect to Item 1, and will not affect the outcome on that Item. Please note that this year the rules regarding how brokers may vote your shares have changed. Brokers may no longer vote your shares on the election of directors in the absence of your specific instructions as to how to vote. We encourage you to provide instructions to your broker regarding the voting of your shares.

Signature of Shareholder:	Date:	, 2010

Signature of Shareholder:	Date:	, 2010

Note: If shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.